

July 29, 2010

George Feldenkreis, Chief Executive Officer
Perry Ellis International, Inc.
3000 N.W. 107th Avenue
Miami, Florida 33172

      Re: Perry Ellis International, Inc.
               Registration Statement on Form S-3
               Filed on June 24, 2010
               File No.: 333-166926

Dear Mr. Feldenkreis:

      We have reviewed your response letter dated July 22, 2010 and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

General

1.   We note your response to comment one of our letter dated July 8, 2010. Please advise us if the securities to be offered on behalf of the selling stockholders are already issued and outstanding and if you are relying on Rule 430B of the Securities Act to omit the identities of the selling stockholders and the amounts of securities being registered on their behalf. Alternatively, provide the information required by Item 507 of Regulation S-K. If you are relying on Rule 430B, provide the information required by Rule 430B(b)(2)(iii) in the registration statement. We may have further comment.

George Feldenkreis
Perry Ellis International, Inc.
July 29, 2010
Page 2

You may contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Kathleen L. Deutsch, Esq.
        Broad and Cassel
        Fax: (561) 655-1109